

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003102

21

January 18, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/18/2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: Schering-Plough Corporation
Incoming letter dated December 17, 2004

Dear Mr. Dye:

This is in response to your letter dated December 17, 2004 concerning the shareholder proposal submitted to Schering-Plough by Charles Miller. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310158

HOGAN & HARTSON
L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(8)
Rule 14a-8(l)

December 17, 2004

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Schering-Plough's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Charles Miller (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Schering-Plough excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Schering-Plough intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

The Proposal

The Proposal requests that Schering-Plough's directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually. A copy of the Proposal, including the supporting statement and related correspondence, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. A proposal is outside the scope of the rule, however, and therefore need not be included in the company's proxy materials, if the proposal falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(1) on the ground that the Proposal is not a proper subject for shareholder action under the laws of Schering-Plough's state of incorporation; Rule 14a-8(i)(2) on the ground that, if implemented, the Proposal would cause Schering-Plough to violate state law; Rule 14a-8(i)(3), on the ground that the Proposal is vague and indefinite, false and misleading, inflammatory, impugns character and integrity without foundation and sets forth numerous other statements and assertions that lack factual support under Rule 14a-9, and violates Rule 14a-8(l); Rule 14a-8(i)(6) on the ground that Schering-Plough is without power or authority to implement the Proposal; and Rule 14a-8(i)(8) on the ground that the Proposal deals with an election for membership on Schering-Plough's board of directors.

I. The Proposal is Not a Proper Subject for Shareholder Action and, if Implemented, Would Cause Schering-Plough to Violate State Law

Rule 14a-8(i)(1) allows a company to exclude a proposal if the subject matter of the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Similarly, Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Schering-Plough is incorporated under the laws of the State of New Jersey. For the reasons set forth below, we believe that the Proposal is not a proper subject for shareholder action under New Jersey law and that implementation of the Proposal would cause Schering Plough to violate New Jersey law.[1] These conclusions and the discussion of New Jersey law below are supported by the legal opinion of Pitney Hardin LLP, a nationally known New Jersey law firm experienced in matters of New Jersey corporate law, a copy of which is attached to this letter as Exhibit B.

[1] Although the Proposal is precatory in that it "requests" that Schering-Plough adopt the proposed by-law amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See Pennzoil Corporation* (March 22, 1993); *Badger Paper Mills, Inc.* (March 15, 2000).

The Proposal seeks an amendment to Schering-Plough's by-laws to require that each director be elected annually. By seeking to have the directors of Schering-Plough declassify the board of directors through a by-law amendment, the Proposal violates the New Jersey Business Corporation Act (the "NJBCA").

The authority for a New Jersey corporation to classify its board of directors is established by Section 14A:6-4(1) of the NJBCA, which provides that "[a] corporation may provide in its *certificate of incorporation* for the classification of its directors in respect to the time for which they shall severally hold office. . . ." (emphasis added). Consistent with Section 14A:6-4(1), Article Ninth (a) of Schering-Plough's restated certificate of incorporation provides that the board of directors shall be staggered. As discussed in the enclosed legal opinion of Pitney Hardin LLP, this provision of Schering-Plough's certificate of incorporation can be modified or eliminated only through an amendment to the certificate of incorporation, and may not be modified or eliminated by by-law amendment.

The procedures for amending the certificate of incorporation of a New Jersey corporation are set forth in Section 14A:9-2 of the NJBCA, which generally would require that the amendment first be approved by the corporation's board of directors and then by a majority of the votes cast by the holders of the corporation's shares entitled to vote thereon. Section 14A:9-2 also provides, however, that a corporation may provide for a different shareholder approval threshold in its certificate of incorporation, and Article Ninth (e) of Schering-Plough's certificate of incorporation provides that Article Ninth may be amended only upon "the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors . . . ." As discussed in the legal opinion of Pitney Hardin LLP attached as Exhibit B, declassifying Schering-Plough's board of directors would require compliance with these board and shareholder approval requirements, and can not lawfully be achieved by amending Schering-Plough's by-laws as the Proposal requests. Accordingly, attempting to declassify Schering-Plough's board of directors through a by-law amendment, as the Proposal calls for, would violate Sections 14A:6-4(1) and 14A:9-2 of the NJBCA, which establish the exclusive mechanisms for adopting – and amending – a corporation's classified board.

II. The Proposal Relates to an Election for Membership on Schering-Plough's Board of Directors

Rule 14a-8(i)(8) provides that a proposal may be excluded from a company's proxy materials if "the proposal relates to an election for membership on the company's board of directors . . .." The staff has taken the position that a proposal that would have the effect of disqualifying previously elected directors from completing their terms may be omitted under Rule 14a-8(i)(8) unless the proponent revises the proposal to give it prospective effect only. *See, e.g., Peabody Energy Corp.* (February 19, 2004); *PG&E Corp.* (February 11, 2004); *Boeing Company* (February 26, 2003); *Conseco Inc.* (April 5, 2002).

The Proposal requests that declassification of Schering-Plough's board of directors by by-law amendment be implemented "in the most expeditious manner possible," and expresses the hope that the Proposal "can be implemented promptly with each director elected to a one-year term starting in 2006." It would be legally impossible, by by-law amendment or even by amendment of Schering-Plough's certificate of incorporation, to require that each director be elected annually beginning in 2006. Article Ninth (a) of the Company's certificate of incorporation provides that each director shall be elected to a three-year term. Accordingly, the terms of directors elected at Schering-Plough's 2004 annual meeting of shareholders will not expire until 2007. As written, the Proposal seeks to disqualify these directors, as well as the directors who are elected at the 2005 Annual Meeting, from completing their terms. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(8), unless the Proponent agrees to revise it appropriately.

III. The Proposal is Vague and Indefinite, Materially False and Misleading, Inflammatory, and Impugns Character and Integrity without Foundation

A shareholder proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(3) if the Proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. We are mindful that the staff recently provided guidance in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB No. 14B") regarding the types of statements the staff will consider to be false and misleading for purposes of Rule 14a-8(i)(3). We have reviewed the Proposal and the supporting statement with that guidance in mind and believe that the following statements, listed in the order that they appear in the Proposal, render the Proposal excludable (or subject to revision) under Rule 14a-8(i)(3).

(1) "Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org. whose members have $2 trillion invested, recommends adoption of this proposal topic."

The first sentence above is misleading because it is not clear whether the Proponent is suggesting that similar proposals were considered at 35 companies last year, and achieved an average approval vote of 70%, or instead is selectively highlighting 35 companies at which similar proposals were approved, without taking into account companies at which similar proposals were voted down. The absence of any identification of the 35 companies or any citation to authority for his claim makes it impossible to address the accuracy of the statement. In addition, the statement is inherently false and misleading because it does not explain what "70% average supporting vote" means. This "average" vote could mean the number of yes votes out of all votes cast, all shares outstanding, all shares voting yes or no (without regard for abstentions), or something else. Without greater specificity, Schering-Plough can not "demonstrate objectively" that the statement is false as required by SLB No. 14B. Nor can Schering-Plough determine, or demonstrate objectively, that the proposals referred to as having received an average supporting vote of 70% were in fact the same "topic" as the Proposal. In similar circumstances, the staff has permitted companies to omit the false and misleading statements unless the proponent revised them. *See, e.g., Minnesota Mining and Manufacturing Company* (March 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless the proponent could "specifically identify the major companies referenced and provided factual support in the form of a citation to a specific source" for the voting results referenced); *El Paso Corporation* (March 11, 2002) (same); *The Boeing Company* (March 2, 2002) (permitting omission of the statement "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" unless the proponent could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced).

The Proponent's inclusion of the URL "www.cii.org" is also false and misleading. The staff has noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." See Staff Legal Bulletin No. 14 (July 13, 2001). References to addresses can be inherently misleading, given that a website (particularly a third-party website, such as the one cited in the Proposal) cannot be regulated for content and is always subject to change without notice. In this instance, entering the URL brings up the "Welcome" page of a website about the Council. While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not. In similar circumstances, the staff has required the website address to be deleted or revised. *See, e.g., Honeywell International Inc.* (January 15, 2003) (allowing omission of website address "www.cii.org" unless the proponent provided a citation to a more specific source); *AMR Corporation* (April 3, 2002) (same); *Raytheon Company* (March 12, 2002) (same).

(2) "Annual election of each director would also enable shareholders to vote annually on each member of our audit committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing."

These statements are false and misleading for two reasons. The first sentence is false and misleading because it suggests that approval of the Proposal will enable shareholders to select the members of Schering-Plough's audit committee, when in fact, under Section 14A:6-9(1) of the NJBCA, the members of the audit committee are selected by Schering-Plough's board of directors. Second, the statements taken as a whole are false and misleading because they impugn the character and integrity of the members of Schering-Plough's audit committee, without factual foundation. The statements are designed to cause shareholders to believe that the unethical or criminal conduct that occurred at Enron, Tyco and other scandal-plagued companies could occur at Schering-Plough because of the current composition of Schering-Plough's audit committee.

The Proponent has no factual basis for making these statements, and their inclusion in the supporting statement is inflammatory and impugns the character and integrity of the members of the audit committee in violation of Rule 14a-9. *See, e.g., Honeywell International, Inc.* (January 3, 2003) (requiring deletion of certain inflammatory statements relating to the company's officers); *Electronic Data Systems Corporation* (March 11, 1999) (requiring deletion of certain inflammatory statement relating to the company's board of directors).

(3) "Our board was protected by an active poison pill - accountability concern. An awesome 80% shareholder vote was required to make certain key changes - entrenchment concern. We had no Lead Director or Independent Chairman. 2003 CEO pay was reported as $10 million including stock option grants. Source: ExecutivePayWatchDatabase,http://www.aflcio.org/corporateamerica/paywatch/ceon/database.cfm."

These statements are false and misleading for at least three reasons. First, the Proponent has cited a URL as the "source" of the accusatory statements that precede it, but in fact the URL leads to a website page that has nothing to do with, and provides no support for, those statements. As a result, there is no way for Schering-Plough or anyone else to verify the statements by linking to the website address. Moreover, in attempting to independently demonstrate the falseness of the statements as required by SLB 14B, we were not able to find support for such statements (other than the statements related to "CEO pay") when we searched the Executive PayWatch Database.

Second, the statement related to "2003 CEO pay" is completely irrelevant to the Proposal. The Proposal does not address executive compensation, but instead seeks to eliminate Schering-Plough's classified board. The amount of the chief executive officer's compensation may be a matter that the Proponent wishes to complain about, but he should not be permitted to do so in Schering-Plough's proxy statement, in connection with a Proposal that has nothing to do with executive compensation.

Third, all of the statements are inflammatory and impugn the character and integrity of the Schering-Plough board of directors because they imply, without any factual support or foundation, that the board and management somehow have failed in their fiduciary duties to act in the best interests of Schering-Plough and its shareholders.

(4) "The record 2002 FDA fine of $500 million levied against our company still remains as a serious red flag against our board - particularly the directors with longer tenure."

This statement is false and misleading because in impugns, without factual foundation, the character and integrity of the members of Schering-Plough's board of directors. *See, e.g., Honeywell International Inc.* (October 26, 2001) and *Electronic Data Systems Corporation* (March 11, 1999), cited above. While it is true that Schering-Plough was fined by the Food and

Drug Administration, the statement that the fine "remains a serious red flag against our board" is inflammatory because it suggests that the board of directors was directly responsible for the conduct that led to the fine. In fact, no member of Schering-Plough's board of directors was the subject of an FDA proceeding or was otherwise found to be responsible for any violation of FDA rules. Moreover, some of the conduct that gave rise to the FDA proceeding occurred before two of Schering-Plough's current directors (Fred Hassan and Dr. Philip Leder) were elected to the board.

(5) "Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting."

This statement is misleading because it is vague, irrelevant and indefinite. First, it is not clear whether the statement was inadvertently included as part of a "cut and paste" from correspondence from a third party (perhaps John Chevedden, whom the Proponent has designated as his proxy in connection with the Proposal) who provided instructions on how to submit the Proposal, or instead is intended to encourage other shareholders to submit proposals relating to "some of these topics" for consideration at Schering-Plough's 2006 annual meeting. If the former, the statement is irrelevant and confusing; if the former, one is left to wonder what the Proponent means when he refers to "some of these topics," when the Proposal relates to only one topic. Whatever the purpose of the statement is, it certainly has no relevance to or provides any support for the Proposal. The staff has previously concluded that irrelevant information contained in a supporting statement may be deemed misleading and omitted under Rule 14a-8(i)(3). *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting deletion from a supporting statement of "shareholder topics" unrelated to the classified board proposal); *Knight-Ridder, Inc.* (December 28, 1995) (permitting deletion of three paragraphs from a supporting statement that "may be confusing and misleading to shareholders because they are unrelated to the subject matter of the proposal").

(6) "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

This statement and its source have been the topic of previous no-action letters questioning the sufficiency of the source. Although the Proponent has cited as authority for the statement Arthur Levitt's book, "Take on the Street," the book is 384 pages long, and the Proponent has not provided a page number. Without a specific citation, it would be very difficult for shareholders to find the quoted statement in the book in order to verify its accuracy. In our view, it is a waste of corporate resources to review a 384 page book to verify the accuracy of one sentence when the Proponent can easily provide a citation. The Proponent should omit the statement, or at least provide a direct quote and specific page number, as the staff has required in the past. *See, e.g., The Home Depot* (February 25, 2004).

We believe that the Proposal is so riddled with false, misleading, and irrelevant statements that the Proposal may be omitted in its entirety pursuant to Rule 14a-8(i)(3). The staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to permit exclusion without providing the proponent a chance to make revisions to the proposal and supporting statement. Staff Legal Bulletin No. 14 (July 13, 2001). See also *The Swiss Helvetia Fund, Inc.* (April 3, 2001) and *General Magic, Inc.* (May 1, 2000).

IV. Implementation of the Proposal Would Require Schering-Plough to Amend its Certificate of Incorporation, and Therefore the Proposal is Beyond Schering-Plough's Power to Implement

Rule 14a-8(i)(6) allows exclusion of a proposal if the company lacks the power or authority to implement it. As discussed in Section I above, if Schering-Plough were to amend its by-laws in the manner described in the Proposal, the amended provision would be invalid under New Jersey law. Schering-Plough is therefore without power or authority to implement the Proposal.

The Proponent's apparent objective could be achieved only through amendment of Schering-Plough's certificate of incorporation. As noted in Section I above, amending the certificate of incorporation would require the approval of both the board of directors and Schering-Plough's shareholders. Because Schering-Plough has no control over whether shareholders would approve such an amendment, Schering-Plough is without power or authority to achieve the Proponent's apparent objective even through a charter amendment. See *PG&E Corporation* (January 22, 2001) (proposed bylaw amendment requiring that directors on key committees meet certain criteria was beyond company's power to implement because company could not control who shareholders elected).

V. The Proposal Requires Schering-Plough to Identify the Proponent in the Proxy Statement and Therefore Violates Rule 14a-8(l)

The text of the Proposal includes the name and address of the Proponent. The Proponent's inclusion of his name and address in the Proposal is an attempt to circumvent Rule 14a-8(l), which accords to the company, not the proponent, the discretion whether to include the proponent's name and address in the proxy statement or, instead, to undertake in the proxy statement to provide that information upon request. The Proponent's inclusion of his name and address in the Proposal violates Rule 14a-8(l), and therefore the Proposal is excludable under Rule 14a-8(i)(3). At a minimum, if the Proposal is required to be included in Schering-Plough's proxy statement, we request the staff's concurrence that Schering-Plough may delete the Proponent's name and address from the Proposal. *See Citizens Holding Company* (January 22, 2001); *Keystone Financial Inc.* (March 16, 1999); Staff Legal Bulletin No 14, § D (July 13, 2001).

Conclusion

Based on the foregoing, we request your concurrence that the Proposal may be omitted from Schering-Plough's Annual Meeting proxy materials. If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

2027836 v7

Enclosures

ccs: Susan Ellen Wolf
Charles Miller

EXHIBIT A

Copy of Proposal and Related Correspondence

Charles Miller
23 Park Circle
Great Neck, NY 11024

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Rd
Kenilworth NJ 07033

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Charles Miller   Oct. 15, 2004

cc: Joseph J. Larosa, Corporate Secretary
PH: 908 298-4000
FX: 908 298-7082

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

Strong Investor Concern

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Our board was protected by an active poison pill – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- We had no Lead Director or Independent Chairman.
- 2003 CEO pay was reported as $10 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- The record 2002 FDA fine of $500 million levied against our company still remains as a serious red flag against our board – particularly the directors with longer tenure.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.



Schering-Plough

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

November 1, 2004

VIA FEDERAL EXPRESS

Mr. Charles Miller
23 Park Circle
Great Neck, NY 11024

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gentlemen:

Mr. Miller's letter to Fred Hassan, Chairman and Chief Executive Officer of Schering-Plough Corporation, dated October 15, 2004, and the attached shareholder proposal were received in our offices October 20, 2004. The materials were forwarded to me for handling because I am the Corporate Secretary.

We have not yet received proof of Mr. Miller's stock ownership, a procedural requirement under Rule 14a-8. Please provide such proof of ownership as is specified by Rule 14a-8(b) within 14 calendar days of receipt of this notice by providing either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, on October 20, 2004, when Mr. Miller submitted the proposal, he had continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Miller's ownership of shares as of or before the date on which the one-year eligibility period begins and Mr. Miller's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Mr. Charles Miller
Mr. John Chevedden
November 1, 2004
Page 2

Kindly provide the information to me at the following address or fax number:

Susan Ellen Wolf
Secretary, Associate General Counsel
and Staff Vice President
2000 Galloping Hill Road
Kenilworth, NJ 07033
FAX: (908) 298-7303

As noted in SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have questions.

Cordially,


Susan Ellen Wolf
Secretary, Associate General
Counsel and Staff Vice President

62387



DISCOUNT BROKERS

Date: 28 October 2004

To whom it may concern:

As introducing broker for the account of Charles Miller, account number AH5-999806, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Charles Miller is and has been the beneficial owner of 500 shares of Schering Plough Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/28/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers

SGP

11-2-04

Post-it® Fax Note 7671	Date 10-27-04 # of pages ▶ 1
To Susan Wolf	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 908-298-7303	Fax #

-7082

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

To: Susan Ellen Wolf

From: Diane Santora

Number of pages (including cover): 2

Fax Number: (908) 298-7303

Phone Number:

Time:

Comments:

Charles Miller asked us to fax you this broker letter from the shareholder of record.

1981 Marcus Avenue
Suite C114
Lake Success, NY 11042

Phone: 516-328-2600
1-800-695-EASY
Fax: 516-328-2323
Website: www.djfdis.com

National Financial Services LLC

November 5, 2004

To whom it may concern:

As introducing broker for the account of Charles Miller, account number AHS-999806, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Charles Miller is and has been the beneficial owner of [illegible] 250 Shares shares of Schering Plough Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/29/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,



Peter J. Fove
National Financial Services LLC
Manager
Corporate Actions Division



Schering-Plough

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

November 19, 2004

Mr. Charles Miller
23 Park Circle
Great Neck, NY 11024

Dear Mr. Miller:

Thank you for taking time to talk with me on Sunday. Fred Hassan, Chairman and CEO of Schering-Plough, asked me to convey that he and the other Board members appreciate your interest in Schering-Plough.

As we discussed, the issue your proposal raises – annual election of Directors – is one we have carefully considered and discussed with other shareholders.

We have already committed to other shareholders to conduct a thorough study of the pros and cons of the annual election of Directors. The planned timing for the study is the Fall of 2005. The timing for the study was carefully selected to coincide with the anticipated beginning of the turnaround phase of our Action Agenda. Primary reasons for delaying consideration of the issue include:

- the intense focus needed during 2003 to 2005 from the Board and Senior Management to address the stabilization and repair phases of our Action Agenda (you may recall that the Board brought Fred Hassan to Schering-Plough in April 2003 and that he has selected a new senior leadership team, called the Executive Management Team or EMT, to address challenges created under prior leadership), and

- prior to the turnaround phase, Schering-Plough might be too vulnerable to "bottom fishers," so it was deemed prudent to retain the protection of the classified board at least until the turnaround phase of the Action Agenda had clearly been achieved.

We have committed to publish a report of the findings from the study on our website and to summarize the conclusions in our 2006 proxy statement.

Given you interest in Schering-Plough and its leadership, I have enclosed the following information, which I hope you will find to be of interest:

Mr. Charles Miller
November 19, 2004
Page 2

- bio of Fred Hassan, which includes his approximately 20 years of leadership in Director and Officer positions in the pharmaceutical industry prior to joining Schering-Plough in 2003,
- bios of the other senior leadership - - EMT members and advisors who have joined Schering-Plough under Fred Hassan's leadership,
- bio of Dr. Philip Leder, head of the Department of Genetics, Harvard Medical School and winner of the Albert Lasker Medical Research Award for 1987 who joined Schering-Plough's Board under Fred Hassan's leadership,
- information from our website about the Action Agenda, and
- a booklet of our core documents showing our vision, mission, values and new leader behaviors.

It is our sincere hope that you will withdraw the proposal in relation to the 2005 annual meeting. In exchange, we commit to asking your input about the structure of our study panel, to make sure your issues are covered, and to name you publicly as one of the shareholders who brought the issue to our attention.

In considering our request that you withdraw the proposal, please evaluate the issues of the timing of a change in the election of directors discussed on the prior page. Also, please consider the cost of putting in a proposal on a subject we are already committed to study. Each shareholder proposal costs us an estimated minimum of $30,000 of shareholder money in printing, mailing and solicitation costs – since we already will address the same issue in the study we hope that you might agree this money could be better used to benefit shareholders, for example, to reinvest in our critical research activities.

Should you wish to withdraw your proposal from consideration in the proxy statement for the 2005 annual meeting, we have enclosed a form of withdrawal letter you might use.

Please call me at (908) 298-7354 should you have questions. Alex Kelly, Vice President for Investor Relations, and I would be happy to travel to Long Island to talk with you in detail if you wish.

I am writing directly to you because you are our shareholder. We respect John Chevedden and acknowledge that he is a well-known activist regarding shareholder proposals. However, our records do not show him as a shareholder and as a result, we believe that his interests may be different from that of you and our other shareholders.

62458

Mr. Charles Miller
November 19, 2004
Page 3

We have also enclosed a bag of our company's consumer products. We are proud of the innovation and quality of our products.

We appreciate your consideration of our request and look forward to an ongoing dialogue, whether or not you withdraw your proposal. Thank you for your investment in Schering-Plough.

Sincerely,



Susan Ellen Wolf
Secretary, Associate General Counsel
and Staff Vice President

SEW:cm

cc: Fred Hassan
Alex Kelly

62458

EXHIBIT B

Copy of Opinion Letter of Pitney Hardin LLP

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 17, 2004

Schering-Plough Corporation
Office of the Corporate Secretary
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Re: Shareholder Proposal of Charles Miller

You have asked that we act as counsel to Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), in connection with the application of New Jersey law to shareholder proposals for the 2005 Schering-Plough annual meeting (the "2005 Annual Meeting") including the proposed by-law amendment submitted by Charles Miller for inclusion in proxy materials for the 2005 Annual Meeting. The proposed by-law amendment, attached hereto as Exhibit A, requests that Schering-Plough's directors take the steps necessary to adopt and implement a by-law requiring each director to be elected annually in lieu of the current three year staggered terms.

You have asked our opinion as to whether the proposed by-law amendment would be valid if approved by the shareholders of Schering-Plough. For the reasons we have set forth herein, we conclude that it would not.

Section 14A:6-3(1) of the New Jersey Business Corporation Act (the "Act") provides that each director shall hold office for the term for which the director is elected and until a successor has been elected and qualified. Directors are to be elected at each annual meeting, unless, pursuant to Section 14A:6-4(1) of the Act, classified (or staggered) terms are provided in the certificate of incorporation. Section 14A:6-3(1) of the Act. Section 14A:6-4(1) of the Act states that "[a] corporation may provide in its certificate of incorporation for the classification of its directors in respect to the time for which they shall severally hold office," provided that no class shall hold office for a period of time less than one year or longer than five years.

Section 14A:6-3(1) of the Act, which addresses the terms of directors, requires that any classification of the board be set forth in the certificate of incorporation. The certificate of incorporation of Schering-Plough provides that the directors shall serve three-year staggered terms and that any change in that provision requires a specified vote of the entire voting power of the corporation.

The Proposal, if adopted and implemented, would include in the by-laws a provision intended to change a specific provision of the Schering-Plough certificate of incorporation. While a provision otherwise authorized for inclusion in the by-laws can with equal effect be included in a certificate of incorporation, Section 14A:2-9(3) of the Act, the converse is not so. The certificate of incorporation is controlling and may not be amended by the by-laws. Sections 14A:9-1(2) and 14A:9-2(4) of the Act. Where inconsistency exists between by-laws and the certificate of incorporation, the certificate of incorporation controls. *Leeds v. Harrison*, 9 N.J. 202, 212 (1952); *L.L. Constantin & Co. v. R.P. Holding Corp.*, 56 N.J. Super. 411, 421 (Ch. Div. 1959); *Scots African Union Methodist Protestant Church v. Conference of African Union First Colored Methodist Protestant Church*, 98 F.3d 78, 56 (3d Cir. 1996). Only by an amendment of the certificate of incorporation could a term thereof be modified. *Leeds*, 9 N.J. at 212.

Because directors' terms as set forth in the Schering-Plough certificate of incorporation can only be modified by an amendment to the certificate of incorporation, the proposed by-law, if adopted and implemented, would be invalid under New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission, including its staff, in connection with its consideration of inclusion and exclusion of materials in Schering-Plough's proxy materials for the 2005 Annual Meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



PITNEY HARDIN LLP

Exhibit A

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Annual Election of Each Director
Proponent: Charles Miller

Ladies and Gentlemen:

The company argument is incomplete by failing to address the company's power to set in motion and to complete the amendment of its certificate of incorporation to accommodate annual election of each director. There is no argument in the company no action request challenging that amending its certificate of incorporation and bylaws can proceed as parallel activities.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item. The topic of this proposal, annual election of each director, receives high levels of support from shareholders. For instance this topic won 89% of the yes and no votes at the Electronic Data Systems (EDS) 2004 annual meeting.

This Rule 14a-8 proposal does not require that any directors not complete their terms – unless it is permissible. The text of the proposal cites the "Safeway Inc. 2004 definitive proxy example" where it was permissible for directors to stand for election before completing their terms. The company conveniently leaves out the first part of its own quote from the rule 14a-8 proposal text (emphasis added), "*I hope* that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006." This type of sneaky omission may damage the company's total credibility in its no action letter.

The company raises a number of accuracy issues which seem to be outdated by SLB No. 14B.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Charles Miller
Susan Wolf, Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

Strong Investor Concern

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Our board was protected by an active poison pill – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- We had no Lead Director or Independent Chairman.
- 2003 CEO pay was reported as $10 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- The record 2002 FDA fine of $500 million levied against our company still remains as a serious red flag against our board – particularly the directors with longer tenure.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 17, 2004

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring the annual election of directors.

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Schering-Plough may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

There seems to be some basis for your view that Schering-Plough may exclude the sentence that begins "Charles . . ." and ends ". . . this proposal" under rule 14a-8(l). Accordingly, it is our view that Schering-Plough may omit this sentence from the proposal under rule 14a-8(l).

Sincerely,



Sara D. Kalin
Attorney-Advisor